SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2002

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 1-2999

Investment Plan For Former Chris-Craft/UTV Employees*

(Formerly known as the Chris-Craft-UTV Employees’ Stock Purchase Plan)

10201 West Pico Boulevard

Los Angeles, CA 90035

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Sydney, NSW

Australia

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

*	Effective upon the closing of the acquisition on July 31, 2001 of Chris-Craft Industries, Inc., BHC Communications, Inc. and United Television, Inc. by The News Corporation Limited and News Publishing Australia Limited, a subsidiary of the The News Corporation Limited, the Investment Plan for Former Chris-Craft/UTV Employees (formerly known as the Chris-Craft/UTV Employees’ Stock Purchase Plan (the “Plan”)) was frozen and no further employee contributions were permitted to be made under the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

By:	/S/ LYNN FRANZOI

Lynn Franzoi
Senior Vice President, Benefits Fox Entertainment Group, Inc.

Date: June 27, 2003

2

Investment Plan for

Former Chris-Craft/UTV

Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2002 and 2001

Year Ended December 31, 2002

Investment Plan for Former Chris-Craft/UTV

Employees

Report of Independent Certified Public Accountants

To the Plan Committee of

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    BDO SEIDMAN, LLP

Los Angeles, California

June 26, 2003

Investment Plan for Former Chris-Craft/UTV

Employees

Statements of Net Assets Available for Plan Benefits

December 31,	2002	2001

Assets
Investments, at market:
News Corporation LTD.
Class A Preferred Stock	$19,991,752	$46,664,803
Fidelity Money Market Fund	7,543,742	15,029,065
Evergreen Money Market Fund	—	51,314
Fidelity Puritan	135,795	—
Fidelity Magellan	121,649	—
Fidelity Equity Income	55,201	—
Fidelity Mid-Cap Stock	141,024	—
Spartan US Equity Index	97,821	—
Janus Adviser International	24,361	—
Pimco Tot Return Adm	166,746	—
Mairs and Power Growth	298	—

Total investments	28,278,389	61,745,182

Contributions receivable	—	76,329

Total Assets	28,278,389	61,821,511

Net assets available for plan benefits	$28,278,389	$61,821,511

See accompanying notes to financial statements.

Investment Plan for Former Chris-Craft/UTV

Employees

Statements of Net Assets Available for Plan Benefits

Year ended December 31,	2002

Additions
Dividend Income	$346,664
Interest income	57,792

Total additions	404,456

Deductions
Distributions to participants upon termination or withdrawal	(27,501,560)
Net depreciation in market value of investments	(6,446,018)

Total deductions	(33,947,578)

Net decrease	(33,543,122)

Net assets available for plan benefits, beginning of year	61,821,511

Net assets available for plan benefits, end of year	$28,278,389

See accompanying notes to financial statement.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1.	Plan Description

General

Effective January 1, 1999, Chris-Craft Industries, Inc. merged the United Television, Inc. Employee Stock Purchase Plan (“UTV Plan”) maintained by United Television, Inc. (“UTV”), a majority owned subsidiary, into the Chris-Craft Industries, Inc. Employees’ Stock Purchase Plan (the “UTV Merger”) which was then renamed the Chris-Craft/UTV Employees’ Stock Purchase Plan. The Plan was substantially unchanged from the prior plans, except that (i) all contributions to the Plan for periods after the UTV merger, including those for UTV participants, were invested in Chris-Craft common stock; and (ii) upon the UTV merger, all UTV participants were granted full vesting in their interest in the UTV Plan, such interests remained invested in UTV common stock. The Plan continued in this manner of operation until the July 31, 2001 merger of Chris-Craft Industries, Inc., BHC Communications, Inc. and United Television, Inc. with a subsidiary of The News Corporation Limited.

Effective March 31, 2001, as a result of the pending merger at Chris-Craft Industries, Inc., United Television Inc. and BHC Communications, Inc. with a subsidiary of The News Corporation Limited (the “Merger”), the Plan was amended whereby all participants were granted full vesting in their individual accounts including both employee and employer contributed assets in those accounts. Secondly, as a result of the July 31, 2001 Merger, the common stock of Chris-Craft Industries, Inc. and United Television, Inc. was converted to News Corporation LTD Preferred American Depository Securities (“NWS.A shares”), cash, or a combination of NWS.A shares and cash based on the conversion formula designated in the Merger.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1.	Plan Description (Continued)	Effective July 31, 2001, the Plan was frozen and employee and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated. During 2002, it was renamed to the Investment Plan for Former Chris-Craft/UTV Employees (the “Plan”).

Effective January 1, 2002, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

During 2002, the Plan diversified the investment options available to Participants to include in addition to Company stock certain mutual fund investments and Money Market fund options.

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in News Corporation LTD through ownership of NWS.A shares of preferred stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Plan is a defined contribution plan available to certain non-union employees of the Company to which the Plan had been extended prior to August 1, 2001. Union employees under certain collective bargaining agreements, who were extended the Plan prior to August 1, 2001, were also eligible to participate. Prior to August 1, 2001, an eligible employee could enroll in the Plan on the first day of the payroll cycle immediately following employment commencement date or on the first day of any payroll cycle, thereafter.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1.	Plan Description (Continued)	Contributions The following types of contributions were allowable under the Plan’s terms prior to August 1, 2001:

Participant (Employee) Contributions

Prior to August 1, 2001, participants could voluntarily contribute on an after-tax basis 2%, 4% or 6% of their compensation, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the “Code”). Since the Plan became frozen effective July 31, 2001, no employee contributions were made to the frozen Plan during 2002.

Employer Contributions

Prior to August 1, 2001, the Company would contribute for each participant, each pay period an amount equal to a minimum of 25% and up to a maximum of 100% of the participant’s contribution. The Company matched 100% of the participants’ aggregate contributions for the year ended December 31, 2001. Since the Plan was frozen effective July 31, 2001, no employer contributions were made to the frozen Plan during 2002.

Qualified Non-Elective Employer Contribution (QNEC)

Qualified Non-Elective Employer Contributions were calculated and subsequently contributed to participant accounts in accordance with Internal Revenue Code (“IRC”) requirements. Such contributions amounted to $76,329 for the year ended December 31, 2001. No QNEC contributions were made for the year ended December 31, 2002.

Rollover Contributions Amounts distributed to participants from other tax qualified plans may not be contributed to the Plan.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1.	Plan Description (Continued)

General Limitation

Prior to August 1, 2001, the total amount contributed to a participant’s account during any Plan year may not exceed the lesser of (a) $30,000 or (b) 25% of the participant’s includable compensation detailed by the Code. Company contributions may be made in cash or stock. Cash contributions of the participants and the Company are invested in stock.

Vesting Participants are immediately 100% vested in their after-tax contributions and in the employer matching contributions.

Management of Trust Funds

First Union National Bank was the Plan’s Trustee and Custodian through October 31, 2001 when the Plan changed its trustee/custodian to Fidelity Management Trust Company, Inc. (“Fidelity” or the “Trustee”). During the period from October 31, 2001 to December 31, 2001, no distributions were allowed. The Plan blackout period ended as of January 28, 2002 whereby Participant distributions were resumed. The Plan also provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Participant Accounts

Each participant account is credited with the participant’s contribution that were allowed prior to August 1, 2001 and the related allocation of the Company’s contribution, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1.	Plan Description (Continued)	Payment of Benefits Benefits paid to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution. Benefits are recorded when paid.

Administrative Expenses The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company were not material in fiscal 2002.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Options

The Plan invests in NWS.A shares (as of December 31, 2002 and 2001). In addition, during 2002, the Plan diversified the investment options available to Participants to include certain mutual fund investments in addition to the Company Stock and Money Market fund options.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan’s investment in NWS.A shares of preferred stock amounted to $19,991,752 and $46,664,803 as of December 31, 2002 and 2001, respectively. Such investments represented approximately 71% and 75% of the Plan’s total assets as of December 31, 2002 and 2001, respectively. For risks and uncertainties regarding News Corporation Limited, participants should refer to the June 30, 2002 Form 20-F and other periodic filings for News Corporation Limited and the Plan Sponsor filed with the Securities and Exchange Commission.

Investments in NWS.A stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of the Plan sponsor, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in the NWS.A shares of preferred stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in value of investments.

3.	Investments	In the United States, NWS.A shares, each representing four Preferred Ordinary Shares as listed on the Australian Exchange, are listed on the NYSE and traded under the symbol “NWS.A”. The shares have certain voting rights and dividend distribution rights as described in the Amended and Restated Deposit Agreement.

For the Plan year ended December 31, 2002, there were dividends declared on the NWS.A shares in the aggregate amount of $176,163 which is included in dividend income on the Statement of Changes in Net Assets Available for Plan Benefits.

4.	Distributions to Participants for Terminations and Withdrawals	Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in cash and whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death.

In accordance with the Plan Amendment, effective March 31, 2001, all Participants in the Plan became fully vested in 100% of the participant’s account attributable to the Company’s Contributions and, therefore, are entitled to distributions of such amount.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

5.	Federal Taxes Applicable to the Plan	All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service (“IRS”) has determined, most recently by letter dated December 17, 1998, that the Plan is qualified under Section 401 of the IRC and the related trust income is exempt from taxation under Section 501(a) of the IRC. The Plan has been amended since it received the determination letter. Those amendments among other things, relate to the election of Merger consideration to be received upon the Merger, a freeze on contributions to the Plan after the Merger, full vesting of account balance, and the addition of diversified investment opportunities (See Note 1) under the Plan. Therefore, the Plan applied for a new determination letter in December 2001. On November 19, 2002, the Plan obtained a favorable determination letter from the IRS relating to the most recent amendments noting that the Plan is qualified under Section 401 of the IRC and the related trust income is exempt from taxation under Section 501(a) of the IRC.

6.	Reconciliation of Financial Statements to Form 5500	Benefits paid to Participants per the financial statements were consistent with benefits paid to participants per Form 5500 for the year ended December 31, 2002.

7.	Expenses of the Plan	Participants’ accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of NWS.A shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Company for the year ended December 31, 2002.

8.	Party-in-Interest Transactions	The Trustee is a party-in-interest as defined by ERISA. The Trustee, from time to time, invests Plan assets in its mutual funds and/or money market investment funds. Such transactions are exempt under Section 408(b)(8) of ERISA.

The Plan’s investment options include the Company’s NWS.A shares as a fund option. As such, transactions in the NWS.A shares qualify as party-in-interest transactions.

Investment Plan for Former Chris-Craft/UTV

Employees

Schedule I: Part IV–Line 4i–Schedule of Assets Held

December 31, 2002

EIN: 95-4066193

Plan Number: 009

Identity of Issuer	Description of Investment	Current Value

Fidelity Equity Inc.*	Mutual Fund	$55,201

Fidelity Megellan*	Mutual Fund	121,649

Fidelity Mid-Cap Stock*	Mutual Fund	141,024

Janus Adviser International	Mutual Fund	24,361

Mairs & Power Growth	Mutual Fund	298

Spartan US Eq Index	Mutual Fund	97,821

Fidelity Puritan*	Mutual Fund	135,795

PIMCO Tot Return Adm	Mutual Fund	166,746

Fidelity Money Market Fund*	Money Market	7,543,742

	Common Stock:
News Corporation LTD. *	News Corporation LTD. Class A Preferred Stock	19,991,752

	Total investments	$28,278,389

*Party-in-interest

EXHIBITS

Exhibit No.	Description

23	Consent of BDO Seidman, LLP

99.1	Certification by K. Rupert Murdoch, Chairman of the Board and Chief Executive of The News Corporation Limited

99.2	Certification by David F. DeVoe, Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited